Amendment No. 7 to the Worthington Industries, Inc.

Deferred Profit Sharing Plan, as Amended and Restated

WHEREAS, Worthington Industries, Inc. (the “Company”) is the sponsor of the Worthington Industries, Inc. Deferred Profit Sharing Plan (the “Plan”) for the benefit of its eligible employees and the eligible employees of participating affiliates;

WHEREAS, the Plan has most recently been amended and restated effective on and after January 1, 2015;

WHEREAS, the Plan provides that the Company may amend the Plan; and

WHEREAS, the Company desires to amend the Plan regarding the use of forfeitures.

NOW, THEREFORE, the Plan is hereby amended as follows.

1.
Effective as of July 19, 2019, Section 3.1 “401(k) Contributions and Roth 401(k) Contributions” is hereby amended by deleting it in its entirety and by replacing it with the following:

3.1. 401(k) Contributions and Roth 401(k) Contributions.

(a)
Affirmative Elections. Each 401(k) Participant shall be entitled to make or modify an Enrollment Designation. The Enrollment Designation shall be in such form as determined by the Committee and shall provide for the reduction of: (a) a designated amount of the Compensation to be received by the 401(k) Participant; and/or (b) a designated amount of the cash profit sharing or executive bonus payments to be received by the 401(k) Participant, and a corresponding contribution to the Plan by the Employer of such amount. The Enrollment Designation will provide for the designation of the amount specified by the Participant and a corresponding contribution of such amount to the Plan by the Employer as 401(k) Contributions which will be allocated to the 401(k) Participant's 401(k) Account, or as Roth 401(k) Contributions which will be allocated to his Roth 401(k) Contribution Account. The total amount of the reduction in the Compensation of a 401(k) Participant in any Plan Year may not exceed 90% of the Compensation of a 401(k) Participant. The Committee may place reasonable restrictions on the designated percentage reduction on the amount designated by a 401(k) Participant in order to ensure compliance with such Compensation limitation or other limitations set forth in Section 9 of the Plan.

(b)
Automatic Enrollment. In lieu of requiring an Eligible Employee to complete an Enrollment Designation, the Committee will elect on behalf of each Eligible Employee who becomes a 401(k) Participant on or after January 1, 2014 and who has not otherwise made an Enrollment Designation to have 4% of such person's Compensation (3% of Compensation for a CABS Participating Employee) contributed to the Plan, and will treat such amounts as 401(k) Contributions made by the Employer on behalf of such Eligible Employee. This automatic enrollment contribution will commence 35 days (6 months prior to June 19, 2019) after such person's Employment Commencement Date (in the case of a full-time Eligible Employee), or as soon as is reasonably practicable after an Eligible Employee's commencement of participation (in the case of all other Eligible Employees). In addition, each September, commencing with September 2019, the Committee will also elect on behalf of each Eligible Employee who has elected to contribute 0% of Compensation to the Plan, to have 4% of such person's Compensation (3% of Compensation for a CABS Participating Employee) contributed to the Plan as 401(k) Contributions made by the Employer on behalf of such Eligible Employee.

Under this automatic enrollment arrangement, the Plan will provide the Eligible Employee with a notice, written in a manner calculated to be understood by an average Eligible Employee for whom the automatic election applies that contains:

(i)
an explanation of the automatic enrollment election and amount, the Eligible Employee's right to change or revoke the election and the procedures and timing requirements for changing or revoking the election; and

(ii)
an explanation of how contributions made on the Eligible Employee's behalf will be invested if the Eligible Employee does not direct the investment of such contributions.

The notice described above shall be provided to the Eligible Employee prior to the date on which the Eligible Employee's 401(k) Contributions will commence under this Section 3.1.

(c)
Automatic Increase. Effective September 1, 2019, the Committee shall automatically enroll Eligible Employees in the automatic increases feature unless such Eligible Employee elects otherwise. The first “automatic increase date” shall occur for the first payroll period in September, following the later of September 1, 2019 and the first anniversary of the Eligible Employee’s participation in the Plan.

An Eligible Employee who is subject to this automatic increase feature and who is making Section 401(k) Contributions in an amount less than ten percent (10%) of his Compensation on the applicable date, shall have his Section 401(k) Contribution percentage increased by one percent (1%) on the automatic increase date described above. All one percent (1%) increases in Compensation in accordance with this automatic increase procedure shall be as Section 401(k) Contributions.

Under this automatic increase feature provision, the Plan will provide each Eligible Employee with a notice, written in a manner calculated to be understood by an average Eligible Employee for whom the automatic increase feature applies, which contains:

(i)
an explanation of the automatic increase feature, the Eligible Employee’s right to change or revoke the automatic increase election prior to its implementation, and the procedures and timing requirements for changing or revoking the automatic increase election; and

(ii)
an explanation of how Section 401(k) Contributions and, if applicable, any Matching Contributions made on the Eligible Employee’s behalf will be invested if the Participant does not direct the investment of such contributions.

The notice described above shall be provided to the Eligible Employee prior to the date on which automatic increases to the Eligible Employee’s Section 401(k) Contributions will commence under Section 3.1(c).

(d)
The discretion granted to the Committee to direct automatic enrollment and automatic increases in regard to any group or groups of Employees to be determined in the sole discretion of the Committee, including but not limited to newly-hired or rehired Employees and/or Employees working at specific locations or job classifications.

IN WITNESS WHEREOF, the undersigned has executed this amendment as Plan sponsor for the benefit of its eligible employees and the eligible employees of all participating companies, effective as of _____________________, 2019, or as otherwise set forth above.

WORTHINGTON INDUSTRIES, INC. By: /s/Dale T. Brinkman Print Name: Dale T. Brinkman Title: Vice President - Secretary

Date: 11/21/19

2/11/2019 32234185